EXHIBIT 99.11
Wiporo Limited — Results for the Quarter & Nine months ended December 31, 2007
^^^^22j^^^^^^^sHffl32uiSEEffiEsES^2iL^^^B
·BR^fflTW^^SjEfflSS^^^^^S^’’-^’^’1’r :;\:-]3 [: ;• B.B.Bii?i3iiBtifflBRtiroiB^^ .,.t- A-T^
|^B^^^^^RM^^23Sii^^SiSSE53BB^SnB |TT™^q^jfifflWgW£gj]2iBLEE2^^^^^^^« BBBl^^^fflf?^vf/ ^’ •,’ :l^^!^.M^irii •• F^BnraVffl^P^”
iiii hmd*)! IJu:i.r»J>JI\wi>Kiril. Kn-KOl’mUUttntalL. Jj^jf? ! VKII OWt i. ..,,.!.•,. :nn ‘ iadh 41nMb-t TOO! i:................................................................................................................................................... ITf™^ W/X1 .1\1«; I*V HJJlil 7I.7H ip. rii.m • 4..p»ui,.i, L*W i/HI .4v>,.,.,. 5JBI ;.”( :*•!. h.h; hjh :fi -ivi (*jtjltTS’M=.-.nJPii*J[L. Hvlfil : !fl.]«- !(* *P«I] «MH ijx iiaiMj ‘ Ink- H .Vi il’jr 1 1 tis.i r —I m-l” 1-TI4 i 7.flK m. Jt.iM Id-JWI ir« :t.i"' ‘ l <_».••*< 1 IT Ji>l>4*iiil. H.M? .mid ifa’: kMiw ^j<” ITx hup! fit.. 1.1 J! J.1M- tft. Kl» l.<Hi Lit* Tjni |i....... (IJH i;«i man itu) IIJ^U TOTAL IJJHJ | W.71J US I+J.1TH Lft^lBJ HN> ‘14ATSI Pivlr k+j.v l.lmll ^J Tjh . NUT IT V^i. fr.WJ 1 njii f- n.n i imiT 7* a.Tn:
”..;... ••! ... H” IM uncivil, nix’ iM IUV l.«ll l,!Dfl :** :.iu UkloJ IT kt>km *g Pn-Jnr. 7.IW 6,U«. lilt 1L.HT 1*6:* | *fc JW1” IlkLb 4 AjMhP If Vv**ial PB^ifli -^H *rt • 4*L Ml* im*’ Siv !.!» | r.H>»l>.llJIL..I.U drill! <J’ 1.1 *J1 UK TH’ 7^. !a\* :
:- H| km, 4K4 IV . Ml*. H!! TOTAL »^!i | 1,,,,,,-H l^.,l -.V- M., l..’...r. .1- tjit»: m : jjju. iuxm m’ i.tk >-Jiilk|.-. 1” -:•:- i.rt: isn. u:.4ini ifa —— — n:i« uv jmiih ji.Mi in- .i.flw ln.vnrTj.iTi’.-.H.-i.LkAitn.iiivlViiriiT.,.. fl.lrtl U.Hll (1.L50I HIJ.’! I1M» | fWil m.-t Jlkni * .imn., IH mi i vs. juiAi za^io i«v. hum j~Ai3in inj iiiiithi *ilm*i 3i^l 1 JfJ 711 >H- J%h — .Uininiliiii’ii,. (HI 4 IM ( 0
mi]fiT*rri!p.T*x *,no . W4 ir*. jtflji . jo^wJ H* ‘ H.«l I.1HNIMA I’I’H HII.OII -VJS, hijdV-JiHri.rfrJruijrK-. ‘.’,’ «k!> (taut 1 In FU.I 1*1 -. ir. \t,ft nr.i ZUAt |l..ilr. I... U..I “» tM m** iui Jil.HI < If, r« J.J ,’Jlrun IT™,r. jtfli. . !)¥. :n. m Al.H.IIUI. H BKlliTVm jVi :ji. il« 1« tilrJJ IT *T~*rt »ii Pull.™ Jl* m« In. It*. «* InJk 4 A-JJV rrijrtsuHl [Vim m m ra »* Cn.jiiEil’iL n.ll iJ.iui IJ^> i>t u”. 11-1. Irt •HMil ‘"• »vi I i«*| uk 1 J*l CAPITAL EHRiliTU 1 its.t.,..-. vuKi- vl»i | wa»’ tt*” tUH ‘...,..• :uw •(JIN IVMSriH^. UOf iJto . ijjJ <*«> l/iil Ot,ITrfe.-»onJFhd,i» JB-K* «.HY ?”-«*» JI.SW 4“fflT Ir.k \ l-iil”. HVii-.... .- I’..:..K n.VI ^^^ hj*^ 4..’J^ ^l^^ K juMIFcf l^V MlJ l^hiiv lrt^i(J ^.^71 IM^ —^^ im •.hi,*, »’.wr 4 («V *’.!« H’^-V • *^<” ! • TOTAL !+•.!*’ 1 ‘!.*» m.“1 ‘ “•X* ••’•-.I i-an ral. UHM-OVEn ivupi KlIION IT .,,*,.,. H-. ll-L MS. Jl’.. 471! v.,.,.,,..n, l«- imi<kiw> ^k :••• J’v .-i • i.l.J.I II ....... .’.-I’r-Jio- “»• 4HN 14<i H« • J*» . iimiAi»r.iiTS.,.^-. i.. in. hi Iflf. *l 1 . ^.niKi <‘->‘. II tjiinr Tl IK ft &nbs p; i . ‘ Lllr/n H*. ‘ J^l tKL 11*. 1 TOTAL • 1"* 1 1W1.I IUL’1. 100* 1 1«H. JIL’LIJILN JH AVEHAUb f*H’l Aj. tklPLOYEE ITS,— iv ‘•’!• rtfV ^t I’t- Ml. -..,.,.............................................................................................................................................. WMicknn M«. i;’-.. hm *H- ffv (VMjl fiihivK” inl hrrttjiu 4IH \ 7^k. «!’t fiTT- *1\. : Ir.k, J AniP’i H Vii JPinlirih **’ wp*. *^ sm. m
^J^. i;-^ t •..*,.. 1*1 LLJ*.- iJ.J LI4-JIIU 1 V^- szv- m
TOTAL IT» I. jsn| ^l».: i*» : n« —— —— —
.^mir.—T* khrMi:
,. I|V«“F .H” .J*H. IjMjjFjini.ll-l^J-Jni-l..—J^^.d^h-.^.l^-r.J.^. — H n. .“UvMlFE S-*Ld I. •^-n. <J.0il.|K ..-^|l. IlL-l.u... .ill. jklv. 4i^ V•• .1 ho,... ,^.n.. .LfcO^.n.+WLr J.lr^.r, J.-,L b hHKrf «-tV FK«V. —IF l«». J-AinUl- TH1 kl itV ^« • —iJ IW^1*W II. jm .Llifc Lm m .!,r..-k-^h ••-—••’kj -41 riPi4>rvh*<il -w...-fs-Jrid.i- M- ‘ : >III“i « iFJw -“J •*— *••*• n A^^-v *J r.rJb-* M- “I ••Hi- ............................................. nu.. iW. ..J L^hi-ri i.J»:- ^ nA... n-IM^i-.1.1. r i^ ikkik-4 n-vf.-j .. - , .’ I -V -I- i-.-!-"-.- .’ Hj.TfJl.A.r. I.H.I.i
——’—” n^rl ‘.^..111 ^r.... *-r ui. —.i^ n-ii; ir..*.
l.«hA-d^ll ^.••..•.J ^..k... r^H -IV hi’ . .,*«,.. . J. 0«t • •- ‘••’ ‘ •’! • i^ •:•*! *i» Hwm
Vl THr ^.fW’B^m, iuJL- l-i -..4>-l PI S.lir.1- *J i^t^’\ ,..«.r.u rl il ,t .1, v« nhl .’ ^ J.-> • . J^ _rj
!JJ: uiv k.T<tiiJ i.tu-jtj n dn w^-i »!••••= II-
IM-j|lTV-«Bf *J lT.i.1. iJ Ln.^ Frnrra<F^ -iprikh — ‘• *•>. .1 iv-*. !wn rtrvftm fi .Lr p.w^^tjkjV lu- ^,,+JiFrirbp.T.rr.brjh^ ,d j .-,
. hd.L. tn.I.r.ijlJl-..
Jl Ilk. 1 ^>| • i. i. . CT .. mi .... i *fr^r- i-jm IF-^.Ln.” f.\ Rnj . 1 .N T.Hll TF. “•’.FFK” lf-“l L. .], i- i-.«i ¥M>xrnr-.H pt,^—il*j ^^nrlH ^.vipNuJ ...^..Jr-i •! ^rrfV lhkj Kv-.1. ...141-.. —fcH r-.,™*r,l*H T^mW •Daa* wll, imi — ul-L • ii- • Cu*.»’ii ^j! ^ jy* V JsWl _;. M-* •- jv: 1
’ ImlM ‘ IL«* ‘• h^b. jmj Hll\ —— —— —— —— —— —
tm-V | IU-IE. Ji^- * • .f— h,kh !tai :^! m. !»*:. •’ \JH.4fr1-U ****’. n UU •nu ‘im;^’ ^. J+JJ FV- KVtJ ‘ ‘ iriFi Iftw “••-, l,«^ .<-•.- •• in.] ni:i:i i^i^m]
•• i-i. -v.i 11.- 11 . i •: Hr-’ i “
U. -II I L “I —JllJ .’I
J. ..ii .j Hr.l-ll J-
kFiFUIDFi-II ^-hxrn .F | ,-J.J-r.H F.^Ul •-.j...i,.- r^iLiuJk. •L. Hui i i4 rijT c.viri’>-|v..v»c
nr^Lrt,! 1.1-, .-.VTLdV
.-.• !il ... :.....’ ...,.,.• .1 -J.—Ln.i^l irulftJr tit II .T*.-^ ‘HF.-’F’r— -^ ••’ ^1-sJi^m.. .i V.r.r Lr.HL^.1. ^1*.*. IL.. l.H. ...,nLl Jlj
I II. J^r•^ »LhJ FWI. If.r-^t d,fl-,..IK li> l-M-l I k-.... -..i ll.l ..,-r. - i- r..4t« M J M | » Fl “\ .-L”
M..I. -, Li P~»»m.J of Comrbi*! nuJvrJ flit ibt pillcJ tanOittttTl.aHWuiriirnfcrll.iW?
9. Ki,m.fL..,i,l,,.l* lip.™.. Ci-^J.......... L’...,Un:-Jn-hAjkhjrii^ NIL IUdr.-lirikj HTm^JjH-i^ Liw—r4.,Tj
jiLyiri “l..-j.“i.— it.Hun.r
1 \.- 1- .il. i -...-..- — ^
: .-u....H^-i..< x...».i>i»i 1 ‘. -dl,-.’..l .’Hi-.Tj.! -11-’ .l,.,.ir.l.-m.,,. 1 “j;n .> -hi. L Ktj ludts ^fiplpir. i”: 1 N! —
i M...Hi^.,n.’l>"^J*-” i* Id
Tad jii II) —— -— —
•.,*P-*r-Jr*J ft’J.«.V¥- kA,-krJkl I . i-h-l O r—kalk1F ir<«
H llr l-_pL>| Lr.,L^7trk’Jlr^-ajLr~*:i-—•’•^-"••’••••t—^ ^JV|4r-i/4i I—V4-KJ i m^ | lwi. kr^ I l..”. ihr MI • S*i 1-l I -V 1 lFK-""»"-J .•in ......—t*J.*J (I du-i -JM u«HV«.i Lrj.u^i- rkn.^.1.41 IK Ikr+rr.ri ^ ! .J.’.’—k ‘,1, J JjT. ll. L-jil d*.-J-’,’’,•’“IF-r-rk: I—j-.J L.JI.U.I, JiJijl,.-.,-rJ-ii*.r.,HF-’”,»-1—‘lJ”-’-J’llk’r-*l J-’Jr-’- «/,~- •• ttiii-ul dhh.-|iLhl!^ r-rt H.Tr’II •"••.•—” ri|«:rJii-i«.kl t- rf l\-.i^*Tl H| KfK ^dAl— L S.. Wi-J* I ‘^T-Cr, UI—™J-> ........................ -kJ.I- Ir -.111 & rF.” » *r — P^—^ kr-JL,. k^VH.Lk. , jh,|k h.blplhrF*-l*rl^,“rjH.lv..l^l- l|^ .HlUn -r r. ............................. .-U, .i llx i...J.*rJ^FT.L:,. F-.i iVrrArr II. JJfc^J *.4 hljTill ll. IH —n
JW1.dT:^T.l,.JLt.ljJ.rlLL-.:|.|lJ*llk.-,T..IF-Hl Tlf.-!^— « • J-..-i= J ,lr.Llflkllfl’rJT«Mj,i¥pV,lL.M.J—WllmJ^n -J^ kt^ rV Olimf Ffc,, Ir.r ^FHl I. J.Vf. trLKV. ^F IFi i>^.V.ilMi —J ..Wj.jLlk.11 rilK^ H”— - ft* Vi.JUri^ Nj -ihl “frj I.’ .,. 1-n.wJ I.Lkul^kl, F».4IFIk4i dTd- Tlr^^m^i. ll, LkiW- .k dk. Lk.1 • Prf “4- v*^. .r^-c k. b.T^J .vnrjK- JkK^^^^^H ^^»uLj ,, .l«rj.L L_J, tr. HrtL,’- F* rlL 4.141 ..JLn. |U1, 1-r.k rrt^l»J +*&•• •” -J^—t-Urrt’ l..rj- .nil iN >rJ.«J -JiFi-K—^i •<••’ “-’P*- iW.rt.ifci •’ ikV JtLjTj ,L^t.-1JU lir^JU.V^.LIilLviJSiyJ II ‘K 4*H^Hrr,- L.-L F.4JJIV Mlj-rlkJ ll^lkui-* jr-J/L«.-.l. —J
^,j nn^ .i ,H-..k,.,..,F,.- -ln^JWItn.rVi H.iV1 .lr *-H.Jik,^-^J,*] l^i. ^J .K-*^ hrr “ t—-I*- ^ I i- *
L lV-l^P^ kyknr,^^V..tiM JKhjHrdi l-TF-Hr.^1-!—V^kl-*H<-KW Tl * H M * Mwn “h “. F* P • IT-^ —*"-^ ^ “* » ^ «* l« •*« l>f l^j, .,,^»«^^r^ h-^k^l.rf.pAT^r -r— vJm-^44kJJlJj.4rj:rt|.,. . HI ->• PFfr«. -r, IkvuiJ .L^ft-J m. J-4 IF,,’ ,«r
FL. il-+l..ui jwJ livi,- rrirHr nhlrJ l^» Jv, M J.m. il. , ^-iA-i. »,. ^..^i ^n.1...,..«... .s ,- hi:- 41 niliv&b ^—..iJ^i.
rrH-A^lL-r,
X, iMftp’.; Pidiiip” | ].AIII»<f*4 1 mn^flMikd .. ... .|I|<:
Arimilin aejEJjJ IL U™*n I ] 1 Lfembr Jllt«nb(f 11 Ibmhi- UMiidi ,
!IH>7 ; 10M 3TO7 UBS !IBJ f.al’Ufl r..lnJ Avlul Acdpid&nbs p; AnlpbJ 1 N,||n«iirlraiaiL«J3.i™ii H.HK. W,Tll lil.i’M msjj) IIMW •! ( ‘i»i i ‘ H-lc-l Hiaif j! lliwFT^-elilV^T\-AT- *MYVfc In IPiJv PnJ IlUt (LD1 (I1H (1W1 PMfl iviii. m [yv^ri.* hi ^V^JVIKII ll” MIV IHS.-|LH> J.’ID W» LU« 72W (l.«0 (J |\k!u. J n-.iU III J’ S.PW IIVJ llJi!J 3174 lI.tTI *D ^Tllivv r*jvi(*niw IfcHO IftTM 71J1W 54.7SS tu<: 3 tin, TVWil LI -il 11. <« ll..’h <rt*ij »,7» fUM —— —— —— —— —— —
* l“i»neiJ.p..lA.14“ii«“i“T’.|^i^^ 1«BN !JOJI TX4 )J}J 7^Z 4 &j4lufl j-jj llhiiihJii» vhttww VfW !^1 UeJ *V1 WJ) M IkJI-IH,................................ 1,4U1 LJ1I un IHt 1,W —— —— — 7 r If^wL^ F’r.-rt klun lurrrri Ll) — (4-H*hl fl^iVl M-o IV It :ik» BSS ” li’lr^lrtMiv 7» <K ijti H IJH t K, ,-r—. .’ 1.............................. r ^ . ^ —— - LD Li^miiF PhS4p*talf«ii3 (Minunil lim> <1- j-4^ (WT1 J.ill HflJS Ufli V;,HJ IL l>lm iibnr m HI i.m, i.nt i.Kt li FrJil Ir.-l tMIlHiV »<iMiH. k*jir III fl D*L 1 1 9*11 P,HJP Win” JliTH 1!.9W II T.nEirciiH: i.iob’ i.om USD’ Mi! ]JM H -M«| I^|*| fr«n QiJnirr AilJ-^c- ilHruiriMtl n.ni, t.fii 1J.BS inta ..*,-..’il —— —— —— —
,H m.,f..|.|. Ll,,,.j Jill ^ .*-, i t If. ^ht ...»"-.•- .11 ^™ia«i. w ifj til ;•” :i . IT LrtMj*Jjli*Tik"^llW.*i»fc-?in“w| — . r l» Nil I’nHi tjr Ihr p,linl I.H*"*1»-1 11 fl.Hll 7«H MiH) iia» !?.HI |4 P.I.-, jpi^ui^hu^ .r.-r!<l j,m IJWf” U1L J4» i.m ‘.-... ,,1.,-K. J|V, -k-ii W Prrir-** riq Wnii RrvJipiiui reki^e^ ll* iw ktj»<d <yffl rtjp^Mim* KEiumnf vt • KMHJ - il’ EAPJ4LND5 nr SHAP1 FtT)> MflSfv . -.nknLur. .k^v Im .i“i^l«x.ll tWtthkl !.m tit LUt l*,(i &n bsp; JM! Lll^.-J (m pj ) !,* *u lh_«S Jt<i Mm Ak r^iiMMvinrr IT¥* fv> rtivftKfi •wlv..n- • M*’ *M LtJt Urt ia« IKlHtHlnlllJ tjm| ia Lt<4> H*l IMI !1 TuHk- ihnh-’ihi ‘ ^ii*vi.iNuir^ £»>«»#» 1 :shifu« ljf.,171,roi j(h,ni,.«: !75.!9ftUl) \\ .. r.f.o—^ h.Jinj IH.Vtx I7.NTI IS-HN ; i.-iiri li.fV.. Drri- -» t^w*^w ll.ll-.T.,.T,l,n lf*.L< I.. Ml ->IV1 inn- rinpliviT^LM tl,«ll KJMJ *t*U) 4S.lt! UJ*? —— —— —— —— —— —
•’.<.. .^,1-Ji.. TL.Ii-. I *^^L._.*-J1.r.kr.rj.r^liv*Trll^.l«UJ*nF™fc,JF|h-UhF— -nJ-II-rlLlr.Ja.t^ I\T’+“IHTT.1
Ihf. |t^ *"•’ I .u^U *UiT4C-H ||^»«»-Jli
I, • i “ii hr.’s.n JnvJ IX r^iTTrfi^r^T’i F” ••-• Ul^l ‘^ JP-IOJIM .TCT’ti: mj h|>4,rKirT^^’A.F^IkT,H,ll. lk> dtN SJ^rn N.F.I
ih«-^— • -ill- l*fl.^*TTFFj H-«- ...Lni. ^T+.HHn^fV>ENl^’U.“rt.Ul«Jl.l^«*ri.m.H*Kr« “,.
•...i. I-Jlv- “IVI .-r-” ‘•"*• -... .r .V-LT- .1 II UlVlmnl J^- |-J. V” .Ju.ru h. LV-^..I.|. LlrJ^J I^ITFir M. 1W“I J™
<il ‘.-i •• r • hb-.i ‘• r- *’.i.iJ1-.ii -^ I in >. I!- ^! •• !••’• k-^ it- *•.! i.t ptii jkri i-*-db-T,TH ilK-in- miV^ pWW^Tin nJ^i II, iUh
iFj iVfl F-«J.lli..r !«-. l.vkn I-. K- ! P|-4V^ «l k-r-I-. hl IV. .JLn KiFril.rk ft F. “i« .1 rl*fllrf«-T^’fV’t’™ “ ^ •’•’-"* H. Ft. .TH npV «,. . L_^.UI. Ljn |V,nli N 4HtTF«W«Vk
h TV l’-i”.| l.hl .v..-p.ij ip-Ai-n^ k,.. .i.f Ud-,.hft..ivi^j^hHn.,>lF-dirl^^’J rr-— “•t’l WJtfli II. JWI.JftL M»l nl HW ^-r. .,i.;:. I l.ll? Fl.lk.-i i- FJ-T •••-w •’ »• I-VI rdlb+X I”*.- h invFJ «.>i.i.rir •” *-^*n N tml H .M*.li« il’twJ N- ifc-ij< 4Ui. ^v,^tr L«^->i L^ •’ I- I”— tjc .Ui mi. ii n>im •’ i-^k. mwJ |K .h .iJiruti-^ n Ki+^-rr Tfdi>^*r r-.L ji FLj^Lir. I sh 4^*TJ*T. lirJ flwvl J^«J 1^” J,«kK. Ir, \bhhWfc ,k I-^rKLir —U-b, h^irdrj. ,,ri*,,r* fcrJFiit^“J-J H*l. 51-3* «J
,-.*,- 11,.^—lJ1Jjl.Hd^LV,H’l|l*J«’+.1T’l*—“l^.>‘“rfA,-. irV*. -.^n^Jiri. :.*:..i* ••” fc.^.»yicr^^**hi^’*^M^*i«’*Mtl’*^H*O»^ff|«^*i|rtwlU*JfcArtj-’*** -^i. .,<-..•!. r —.. ihr.-r.+-n. .1- — i .*iJ ii*h M. Mt> »J i»1 . miiFj’K”- • •J(WN*.^,V*"^M-’«J*«’*^’’1’H’i^^T**’r’*tMlfi’^ii**’tLLf*^’hdl^^’’’’^r*i*r“Jl-’twI^l-F’*’ F^T^.lk- lLrl.ul..K-*r.lllrfJ>.SFrtriK. *.*|hr.. b.M ..f iM L^H.3. ...................................................................................................................................................... IWV t«H m -T F- -mHnJ ...^^ f*. ||U lV*KW
H^TWL
7 L.il,w*r.«flL^I»w.H.F»A»wl~rM^il-J’rt’^^JI^^^M-HlJrir-^-i.l.KA.•.«.*••!« J-Jltf-iuaJ FiililHrr“1!* rflb rfph’ft” Irk i. i.^ •^•.it.i *, h— ^/irt-I frf il> .mu^rai-M » *i ft^hv-f-i •• i^- h-^ir i.Ti*Tf|ii .n ttfffl/Hf Fiih hro-M-« ^.*.L.iJ 14^ .ViiMFFi:k>-^*-Jc"'"-.-*-1iy-^ r .•v-jii-wir-K. ifTT.Ik-’fc-.hr.. UkAkn!,jHfei,: ,’*:-i>:r*iilrrjcT-T^’’hc C—T’-i^
4 Fl it- . i.. . I. mlmmt-J jJM»I—T.IF«d"-H• ••.’.“l—J Kr I^^Jk. iJ l>ivWE. I’M. I^WFrfh^*lI*i^k-™Llil*UjrfHK^ «h *PFa Ik ..L rtUl IMI HJ. J. W!” ‘iflpup” li«-i. — iiJ tal llh>.*MlllHUl *H-.l>U£f l-HF^i T-J- ii^*-.J rmkjj f,.»£• J*.T£r -^>1 A^.wl>« i-dldi-J It .V-n-^T’tl’- AlrWcid Jhir.J.hI^v.>h.lljWV4FiUrr.Hi 4 rf r^ L • . lu h.H ^ .rl ikj j (U n I rhf iBVT I rr^Tn 1^ ^Tl l>4 F> ‘ T
M»L«L i ^Jl iLrij^iM>i TsvJwn.ftAnn.il p-ipp.i hi *x *i|-!*j»li t+Jjhn ^fn“Ji
• I •»•,.• l**x4r-.kW Fl«WTFi;L.F4iE.|
ji.i I • |i^ • •’••
• •I •^•—j-.,l,-;:i4-J J-v,— k-a litff-j n| L4ftKlT.r.iVtiVVNrYKI¥frllVH-l.i*-^J -.’• . J-r.i, I^l.jt Sftt.r’JfJul ITT-"*! LFF’r-l — J
Ml . ij^c L.Lj ‘..rJK^TFr.1 I.’ :i — lJ- ^ft IU-WmJ .. LJl^i.C ” K ..l-JJi J Ub^.FKi MrVt-l I-,JMT flit -r.|l .l4rx4WhLr.rlFr.TAH rTf4l l.ittT.
· r. lj4.kk.->.-”!=’-*"•J.’itii’.’.’ir.
.’• I kJi.j. I/.I • I iln*” fiiw-L^Al .1 Ik-r.H- |..+ -:»—vi “.r-Ll’.r. .1 IIJ-jl- t*Ll-.r«yr-LF-J- rtt-
.il hrrJrjhir-ljnjiKi-.^
I I iV’H-WT itfl.Uff’l Ti-i i.lniJi.ArJ n.T^. Ik. MIT I H iFN-Tl FH OWt^VK f.\ ri^rtk. TU AlLbFT. NlFJrf, .TV f^l -4* rt *F iT^H-^ ikwi.ii
i>K-4L-iE r- i-thpi -FJ ik •.!«..« f«? r-^-l M ihv LBK-r^rr ffj^tp hF HPT. ThL-4lw^>ji| i^Ajn fjj nr frnn ffe rnrHr.T: Dvlu fW J>Jiii
m*J Hnr.4T II. N^ “t lillFJI Id. ITL^mJ FPT ly’+4r F-l l^lrJ l^r^f, .J H. * r/lv4l FJF4TE h^ rTr47rr,J^ ^ -bi ^rJTrL Ihr l’-.^Mr’.,J-krfJJ^, h-iAli fllT «ii^-’+h IP^iliC rirrr.u-rt’il^t.^Wri.
IJ L. ?rf4rf*^r ^Yf -1^ I r*r-n ^f -^’ l-^—w I*- Nmvttn-p^ • lt*+*rrt-3n-*rH IT -r,’«j.^.iv -FJHa.v»fj.L4hrJTH,; ipH<.-4V4- ltd
I x.-r... pci^. . J.-JL« kt-m. -• H |«-k-r uiulrT^rJI i- U?4>4 ^ rifrH ItllUn 4-^1 «rJ -J -^J-Irt N Ltil.1 ^Jtml TW-Hl|l>Hl-1
1’Fi-t’kprJ.iu IkL LLVfJIH. ID tk m»-Tr rilHinhi|4t rw.i.W-»».i-^\M.r
Tl ,J4 i, NM A i rtU’J Lr4l Jv> KV.T jH k\ -• rj — • — I™ L « u f, l». K_J. f, M XIUTK F p’ E • IT “• P- “-J iyrjl^, I rj L. J ^** • .11 i * r«, ^^T. SKV4.Jcl n. l^,..r. h I.U> r+^^- ~L^ h. J J..nr.. i.4..4 llrL^.u .j^^lpi,Lr^J rJr4lF^.^|^kr«r’Wjl I.Lki^ll ikcWTHHVIBI-^ ! I*” 4—^•PTP^CJ i
i -. ir, h^. \,V?. ikT^*<-r1 *TJivJ LHtj irr4*K- M ^ral.-i >-w^.-.h—J F1KK! idr,-,H j f*vhJL-. lj^*!ipipf rf’iJri’i W «!— iiKtwlrt.i*.tf i !
.-J J -.p.,I,.-, .i l’j|r I nlnl I.ITCJ n T4- -Ji >-l“i k” -^-i-, L*>« >kll|ALll nnlKUn- nJ r-r-lrrr, .i r^r..J l^t I-..-U.I, aJ IJ .T>.i’(-ir.i.li4Ll ^MlFTr.1- ‘. •’;! kt. jip.»J*i.y pViiJid1 .ftft^l Jld? LUK |Vn f i ^ |J Hrrrw^ rH Fj>-ir4Vi k >| hi Aun A .TUiArri. T Ui ^J^l MTrXI inH -ftMKjnh-i^^TC ik|-L’i_^Wr,’i feUl. +i Ji-J |«J rfV i«fc*FT^TTl H Km rj-.’r-j ,JL, rilUl ItttkH. b’HI. Xm “4^ hv,rk FKc Pnlu-.,.uJr4.i.i.. nxj Km. JLnJIrJ H 1 rPrl*ir-«-^.*-rTOj... — •-.^ •. rrt •’ .r. 1 lUI .H ^J^A-iF-l -4 Rl I .’.I*. “I— *— km ^ii,J n-J-’.^ur, .. .. tm. ptjia-. rt L*IIClrJ,l-’n«—rih“Myikl-—-.r,; .Arf Jirfl. jj I JlHrk Fb^iriW F^Jl n Hlrmr’T’iJ^ ••*-*.! r*ij-X
••rl J-rl-.rru.-LrJ
IH IUi« d^ Elk. r^icpJcJ ik\r.F\- M. ^LsTT J lvlul j ,l- Udmi -1 rir-LXr^vir. ^ .. hnT-j,rT^cJ ?•— .*^r—4J-^-i’ r"' j»-***i.tvt«^ rf^kiKT-ijfrKc-^i^’^-wi-ITw. ...rJ&^^Vi,- ^.TT*r. Iwfi’^""'""^’^ L^iLrikTi kv .ftr,* Jvl ihi irrw-r^n’- .-l^a^’^^tiixFffjL I . TlF I’. .. -*! J a ,^ .• .^LJ-.J kl lfc,-Lr,kl-wJ^»^lJ.FcJi—w J uJn-xi, ^VfU LHh?J jffi&TjB:2§&?$ ^j j^kV^.. bi-rr,+jrai flklrtl l^.r~^’ II I.Vr. J«-li-*r ^•^l«—‘*i «-.v«fFir-.rrH>rc J^S-WK^^- -^ ll- Fj^-r F- i, ‘ U*C ll ‘U I n-*l h.JJ ii -\m. Lr.lJ.1 Jj.rru.h1d. VI T*"- Hv -C k^r nJ-L,k.i “W “^W&.UJ^jpF’VjTCf .14-. liK, k^^ul rHjH tri -hr. ^rKrVTlttJ LtT.Fn H. Xtf Tk MXlrk’^MYOKdi W^.NlU^’^^S irWh .1 rk’rhnLjaiiJ u—.li. LPHM-4T4N I krWrr II. J.VT-^ >^ “kr r-i.-J JV4J I. JHl rr- JiftOTnrT“y«»^ I^Li-il H.:.m lLT.rb«F K*4T.TFCJ IP jf tfj^ r^ld^rW J*J JUC JV3lL#F rl f-ni-fl II -fT *\lijtiHF* .114 ill —.r-K. | r^J ••TTr-L’T’ “^ ••.•I Lj.rj^A .rJU-j. i-flvdi H f^JtI?T^l LTI^TTT *^^YV iv S-F^HJ ^+^h b^.k-T-. .i UL.L.nuJ unh «r« l^.rk ±. t^ ^r.^m, ^,^1*. Xfc71 UU i^^
AiJtUVj Jl P I’ll UCJflh t Dfiirl’T-ifllivl-’.id “r f * *
•iirn.-||j’jrral> PL.^KimjilDii fcmH r-niii J^ttLiiZ’.’w*
\t*J tUHV I i\ jWf TrW”!*.! ,*rfirir-,4r